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	Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
	Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901
NEWS RELEASE

LUNDIN MINING RELEASES THIRD QUARTER RESULTS FOR 2008

Toronto, November 13, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") today reported unaudited net earnings, before impairment charges and related taxes, of $2.1 million for the third quarter of 2008. Operating earnings1 and cash flow from operations for the quarter were $68.9 million and $46.8 million respectively. These compare to $153.9 million and $155.3 million respectively in the prior corresponding quarter.

Mr. Phil Wright, President and CEO commented, "Prices have fallen sharply in the quarter. The price decline and commensurate price adjustments in the quarter, account for a difference in operating earnings from last year of $135 million. Operational improvements of $50 million relating to improved volumes and lower operating costs are helping to partially offset the price declines and we are pleased with the continued improvement in operating performance.

"We are implementing plans at all of our operations that take into account the current market circumstances and feel confident in our ability to weather these challenging times," Mr. Wright said.

Net loss for the quarter, was $199.0 million, or $0.51 per share. The net loss includes a non-cash impairment of assets in the amount of $228.2 million ($201.1 million after tax). The impairment relates to a write-down of the Aguablanca mine, and related goodwill arising from the 2007 acquisition of Rio Narcea and goodwill related to the 2006 acquisition of EuroZinc.

Financial Highlights

  Metal production was in-line with or ahead of internal expectations (excluding Aljustrel) and record or near-record production is continuing at all mines. Copper production for the quarter increased by 8% to 24,433 tonnes compared to the same quarter in 2007; zinc production increased by 23% to 44,605 tonnes; lead production remained relatively unchanged at 9,908 tonnes, and nickel production increased by 36% to 2,155 tonnes.

  During the third quarter of 2008, the average prices for copper, zinc, lead and nickel decreased by 9%, 16%, 16% and 26%, respectively, compared to the second quarter of 2008. Compared to the third quarter of 2007, zinc, lead and nickel prices were down 45%, 38% and 37%, respectively, while copper prices held steady. The inventory levels of copper, zinc and nickel on the LME all increased during the third quarter of 2008 compared to the second quarter of 2008, while the lead inventory decreased.

  Operating cost performance continues to improve and the weakening Euro should further contribute to this.

  Operating earnings by quarter remain relatively steady when viewed after the effect of provisional pricing. Improvements in cost and volume are helping to offset the considerable fall in metal prices. The Company continues to adjust its operations to the changes in the metal price environment to ensure it remains competitive.

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1 "Operating earnings" is a non-GAAP performance measure used by the Company to assess the contribution by mining operations to the Company’s net earnings or loss. Operating earnings is defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. The operating earnings are shown on the Statement of Operations as "Earnings before undernoted".

  Operating earnings in the quarter were $85.0 million lower compared to the corresponding quarter of 2007. Volume improvements of $20 million and lower costs of $30 million (excluding one-off charges last year of $10 million) were outweighed by lower metal prices (including price adjustments) of $135 million. The effect of a strong Euro and Swedish Krona against the US dollar cost $10 million.

  Operating earnings in the quarter were $68.3 million lower than the second quarter of 2008. Lower operating costs of $29.7 million were outweighed by lower metal prices (including price adjustments) of $94 million. Lower sales volume contributed a further $4 million reduction.

  Net debt at September 30, 2008 was $194.8 million, compared to a net cash position of $105.9 million at September 30, 2007. Net debt increased $99.1 million during the quarter primarily owing to the Company’s funding obligations on Tenke of $92.7 million. The Company is in compliance with all of its debt covenants.

Corporate Highlights

  On July 17, 2008, the Company announced the discovery of a new zinc-copper deposit at its 100%-owned Neves-Corvo mine in South Portugal. This new deposit has been named the Lombador East deposit and contains the thickest, highest-grade zinc intersections ever encountered at the Neves-Corvo mine, including 89.2 metres grading 8.43% zinc. This new deposit has the potential to be the largest combined zinc-copper deposit yet discovered at Neves-Corvo.

  Given the current depressed prices of zinc, the Company has decided to suspend the mining and processing of zinc ores at Neves-Corvo, and temporarily increase copper production by treating low grade copper/zinc ore using the 0.5 million tonnes per annum zinc facility.

  Significant development progress was made during the quarter on the Tenke-Fungurume project in the Democratic Republic of Congo. Discussions with the government are ongoing.

  Lundin is working with its partner on the Ozernoe project to assess options for this project going forward. The partners are in the process of selecting advisors to determine whether there is local or international interest in acquiring this project.

  Effective September 2, 2008, the Company announced the appointment of Mr. Ted Mayers as Chief Financial Officer, and Ms. Marie Inkster as Vice President, Finance. Both previously held similar positions at LionOre Mining International Ltd.

Outlook

  Production outlook given in the second quarter, excluding Aljustrel, remains unchanged with the exception of an increase in expected copper production of 1,000 tonnes and nickel of 900 tonnes.

  First copper production from Tenke Fungurume Copper Project is expected in the second half of 2009.

  The forecast for first copper production from the Zinkgruvan copper deposit is 2010.

  Capital expenditure is expected to be in the region of $475 million in 2008. This year’s contributions by the Company to Tenke project expenditures are expected to increase to $265 million from $210 million following a review of expenditures related to the phase one development, covered by overrun funding, and expenditures related subsequent phases where the Company is required to meet its funding obligations. A $30 million increase in capital expenditure for Aljustrel has been offset by reductions elsewhere.

  Capital expenditure for 2009 has been reviewed closely and preliminary estimates indicate an amount of $130 to $150 million including Tenke, although this number is still under review.

  Exploration for 2008 is expected to be in the order of $40 million with approximately two-thirds of this being directed to near-mine exploration. This number is expected to reduce to $21 million in 2009 with 50% directed to exploration at Neves-Corvo.

Third Quarter 2008 Results

Unaudited Financial and Operational Highlights

	Three months ended September 30			Nine months ended September 30
(USD $000s)	2008	2008	2007	2008	2008	2007
	Excluding			Excluding
	impairment			impairment
Sales	191,942	191,942	292,757	791,758	791,758	806,612
Operating earnings before undernoted items	68,931	68,931	153,913	389,053	389,053	490,464
General exploration	(9,432)	(9,432)	(11,356)	(29,476)	(29,476)	(24,499)
Depletion, depreciation & amortization	(54,317)	(54,317)	(46,639)	(162,250)	(162,250)	(116,573)
(Losses) gains on forward sales contracts	(1,065)	(1,065)	(18,234)	1,935	1,935	(51,416)
Foreign exchange gains (losses)	8,279	8,279	(3,970)	(336)	(336)	(15,733)
Impairment charges	-	(228,239)	-	-	(381,034)	-
Interest and bank charges	(2,907)	(2,907)	(7,520)	(10,186)	(10,186)	(9,263)
Interest and other income and expenses	1,799	1,799	7,979	4,623	4,623	18,750
Gain (loss) on sale of investments	-	-	27,452	(1,320)	(1,320)	77,890
Earnings (loss) before income taxes	11,288	(216,951)	101,625	192,043	(188,991)	369,620
Income tax (expense)/recovery	(9,225)	17,947	(25,034)	(54,986)	(39,614)	(87,172)
Net earnings (loss) after taxes	2,063	(199,004)	76,591	137,057	(228,605)	282,448
Shareholders' Equity		3,150,559	3,936,340		3,150,559	3,936,340
Capital expenditures		146,805	73,358		432,850	150,554
Net debt/(surplus)*		194,819	(105,893)		194,819	(105,893)

*Net debt/(surplus) is defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations.
Key Financial Data (i)	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Shareholders' equity per share (i)	8.07	10.03	8.07	10.03
Pre-impairment charges and related taxes
Basic and diluted earnings per share	0.01	0.20	0.35	0.88
Post-impairment charges & related taxes
Basic and diluted (loss) earnings per share	(0.51)	0.20	(0.59)	0.88
Dividends	Nil	Nil	Nil	Nil
Equity ratio (i)	72.5%	73.9%	72.5%	73.9%
Shares outstanding:
Basic weighted average	390,427,090	389,832,910	390,553,391	321,101,335
Diluted weighted average	390,578,818	390,021,171	390,843,701	321,695,537
End of period	390,436,279	392,380,271	390,436,279	392,380,271

(i) Non-GAAP measures – Shareholders’ equity per share is defined as shareholders’ equity divided by total number of shares outstanding at end of period. Equity ratio is defined as shareholders’ equity divided by total assets at the end of period.
Production Summary	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Copper (tonnes)	24,433	22,654	8%	72,851	69,632	5%
Zinc (tonnes)	44,605	36,392	23%	134,075	114,836	17%
Lead (tonnes)	9,908	9,906	0%	34,882	34,190	2%
Nickel (tonnes)	2,155	1,579	36%	5,957	1,579	277%
Silver (ounces)	631,133	626,164	1%	2,128,859	2,023,297	5%

The complete third quarter financial statements, management’s discussion and analysis and notes to the financial statements are available on Sedar (www.sedar.com) or the Company’s website (www.lundinmining.com).

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations North America: +1-604-689-7842
Josh Crumb, Investor Relations Toronto: +1-416-342-5565
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50
Ted Mayers, CFO: +1-416-342-5566

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, nickel, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.